

November 14, 2011

Via Facsimile
Mr. Kevin W. McAleer
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-32878**

Dear Mr. McAleer:

We have read your supplemental response letter dated October 12, 2011, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   We are still considering your responses to prior comments 1-5, 9, 12, and 14 in our letter dated September 9, 2011. Please note that we may have additional comments related to these responses.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

2.   We note your response to prior comment 6 from our letter dated September 9, 2011. Please specifically tell us whether the margin call made in the fourth quarter of 2007 was met. In addition, please clarify what margin calls were made in 2009 and 2010 related to

the nonaccrual receivables and to which customers those margin calls were made, and state whether or not those margin calls were met.

3. We note your responses to prior comments 7 and 8. You state that you believed that the pricing provided by Standard & Poor's was accurate and reliable. However, from your response to comment 8 it appears that you concluded that the pricing of the Cambridge Series C and Series D bonds provided by Standard & Poor's was not accurate. In addition, in your response to comment 10 you state that you recorded a write-down of the nonaccrual receivables despite no change in the Standard & Poor's quotes. Since your estimate of the collateral value of the Retama assets decreased during the quarter ended June 30, 2011 despite no change in the Standard & Poor's quotes, and since your prior conclusions that the nonaccrual receivables were collectible despite being under-collateralized was based on your conclusion that the value of the Retama related collateral was much higher than the Standard & Poor's estimate, it appears that you also concluded that this Standard & Poor's quote was not accurate and reliable. Please tell us the impact of these conclusions on your assessment of fair value estimates and related internal controls as of December 31, 2009 and 2010, March 31, 2011, and June 30, 2011.

4. We note your response to prior comment 10 and reissue the comment in part. Please provide us with your full analysis of collectability for each of the nonaccrual receivables as of December 31, 2010 and June 30, 2011, including any related internal or third party valuations of related collateral. Specifically, please provide the financial statements of each real property and all internal or independent valuations or appraisals, including but not limited to the following:

   - Appraisals of Forestview Apartments, Cambridge College Station, New Arena Square North and South Apartments, and Southgate Apartments received between May and July 2008;
   - Appraisal of Forestview Apartments received in December 2009;
   - Appraisal of Retama racetrack received in September 2010;
   - Valuation of Call Now stock received from the Hancock Firm in March 2011; and
   - Appraisals of Cambridge College Station, Southgate Apartments, real estate underlying Retama racetrack, Retama Park received between April and July 2011.

   In your response, please identify the assets that secure each of the municipal bonds and provide a schedule for each type of collateral that reconciles the fair value estimate from the valuation reports, appraisals, or other analyses (e.g., analyses based on the financial statements of each real property) to your estimate of collateral value, including a detailed analysis of any interests in the underlying assets that are senior to the collateral, the status of any required payments due to those interests, and the effect of those interests on the fair value of the collateral. Provide detail support for all significant assumptions in the valuations, appraisals, and other analyses related to the fair value of the nonaccrual receivables. As one example only, please provide support for the three primary assumptions noted in the Retama Park Video Lottery Scenario previously provided. In addition, it appears that you have not obtained appraisals of the assets securing the Dade County and Leon County bonds for several years. Please provide us with detailed support for the valuation of this collateral as of December 31, 2010 and June 30, 2011.

5.   We note your response to prior comment 11. Please clarify how much of the estimated value of Call Now stock related to the management agreement with Retama Development Corp or other assets that were not already included as collateral for the nonaccrual receivables as of December 31, 2010, March 31, 2011, and June 30, 2011. In your response, please tell us what factors led to the decrease in the value of the control stock between March 31 and June 30, 2011.

6.   We note your response to prior comment 13 and reissue the comment. Please tell us whether the "investment grade only" guideline applied to the margin loan to Call Now, Inc. subsequent to the loan restructuring in February 2010. In this regard, we note that after you restructured the Call Now margin loan into a $13.3 million secured promissory note, you extended an additional margin loan to Call Now with a balance of approximately $5.5 million as of March 31, 2010. In your response, please tell us how this additional margin loan related to the restructuring, the level of over- or under-collateralization of the margin loan as of March 31, 2010, and the degree to which the collateral for this margin loan also secured the promissory note.

Form 10-Q for the Period Ended June 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

7.   We note your response to prior comment 15. Please provide schedules of nonaccrual receivables as of December 31, 2010, March 31, 2011, and September 30, 2011 that are similar to the schedule provided as of June 30, 2011.

Note 10. Notes payable, page 16

Revolving credit facility, page 18

8.   We note your response to prior comment 16. In future filings when you are, or are reasonably likely to be, in breach of financial covenants, please disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

- the steps you are taking to avoid the breach;
- the steps you intend to take to cure, obtain a waiver of, or otherwise address the breach;
- the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

- alternate sources of funding to pay off resulting obligations or replace funding.

Please provide us with your proposed disclosure for future filings, or tell us how you determined that you were not reasonably likely to be in breach of financial covenants in the short term and quantify your compliance with financial covenants as of September 30, 2011.

Form 10-Q for the Period Ended September 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

9.   We note your disclosure on page 15 and on page 38 that of the remaining nonaccrual receivables of $11.1 million as of September 30, 2011, approximately $9.3 million were collateralized by RDC Bonds and certain other interests in the Project. Please clarify in future filings the full amount of exposure you have to RDC related assets.

Liquidity and capital resources, page 39

10.   We requested the following disclosures via teleconference on November 7, 2011:

- Please expand your disclosure regarding the causes of and timing of the strains on liquidity that resulted in the implementation of certain strategic initiatives focused on improving regulatory and other capital positions;
- Please disclose that the company developed, in coordination with its regulators, a strategic plan to improve the working capital of PFSI by $100 million;
- Please include in this section a discussion of the liquidity impact of your customer reserve requirements under Rule 15c3-3, or include a cross-reference to similar disclosure; and
- Please disclose the regulatory relief granted in summer 2011.

We note that you included responsive disclosures in your Form 10-Q filed on November 9, 2011. Please confirm that you will include similar disclosures in future filings when applicable and material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief